UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 86846 / August 30, 2019

Admin. Proc. File No. 3-16604

In the Matter of

GC CHINA TURBINE CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by GC China Turbine Corp. and the Commission has
not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to GC China Turbine Corp.[2] The order contained in
that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j)
of the Securities Exchange Act of 1934, the registration of each class of registered securities of
GC China Turbine Corp. is revoked. The revocation is effective as of September 3, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Vanessa A. Countryman
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *BioCoral, Inc., GC China Turbine Corp., Race World Int'l, Inc., and Worldwide Biotech &
Pharm. Co.,* Initial Decision Release No. 1377 (May 28, 2019), 2019 WL 2337349. The Central
Index Key number for GC China Turbine Corp. is: 1380528.

Initial Decision Release No. 1377
Administrative Proceeding
File No. 3-16604

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

BioCoral, Inc.,
GC China Turbine Corp.,
Race World International, Inc.,
and
Worldwide Biotech & Pharmaceutical Co.

Initial Decision on Default as to GC China Turbine Corp.
May 28, 2019

Appearances: David S. Frye and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Before: Brenda P. Murray, Chief Administrative Law Judge

On June 18, 2015, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents BioCoral, Inc., GC China Turbine Corp., Race World International, Inc., and Worldwide Biotech & Pharmaceutical Co. have securities registered with the Commission and are delinquent in their periodic filings. GC China Turbine is the only remaining Respondent in this proceeding.[1]

A different administrative law judge was originally assigned to this proceeding, and dismissed it without prejudice as to GC China Turbine because the Division of Enforcement had been unable to serve the company

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1 *BioCoral, Inc.*, Exchange Act Release No. 75728, 2015 SEC LEXIS 3452 (Aug. 19, 2015); *BioCoral, Inc.*, Initial Decision Release No. 832, 2015 SEC LEXIS 2922 (ALJ July 16, 2015), *finality order*, *Race World Int'l, Inc.*, Exchange Act Release No. 75779, 2015 SEC LEXIS 3530 (Aug. 28, 2015).

for more than two years. *BioCoral, Inc.*, Initial Decision Release No. 1179, 2017 SEC LEXIS 2899 (ALJ Sept. 19, 2017). However, the decision was never finalized by the Commission, and the proceeding was stayed and reassigned to me following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018); *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2, *4 (ALJ Sept. 12, 2018). Due to the unusual procedural posture, I directed the Division to provide notice regarding its plans for this proceeding. *BioCoral, Inc.*, Admin. Proc. Rulings Release No. 5993, 2018 SEC LEXIS 2411, at *2 (ALJ Sept. 18, 2018). The Division gave notice that it intended to move for a default judgment against GC China Turbine, and I noted that the Division might consider attempting to effect service in accordance with a provision of Nevada state law. *See BioCoral, Inc.*, Admin. Proc. Rulings Release No. 6395, 2018 SEC LEXIS 3477, at *3 (ALJ Dec. 11, 2018).

After the Division made further attempts at service, I determined that GC China Turbine was served with the OIP on March 13, 2019, and I ordered it to file an answer and proposal for the conduct of further proceedings by April 23, 2019. *BioCoral, Inc.*, Admin. Proc. Rulings Release No. 6512, 2019 SEC LEXIS 544, at *1-2 (ALJ Mar. 19, 2019). GC China Turbine did not file anything. Thus, I ordered it to show cause by May 10, 2019, why this proceeding should not be determined on default. *BioCoral, Inc.*, Admin. Proc. Rulings Release No. 6552, 2019 SEC LEXIS 982 (ALJ Apr. 26, 2019). It never responded.

GC China Turbine is in default for failing to file an answer, file a proposal for the conduct of further proceedings, or otherwise defend the proceeding. OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4. Accordingly, I deem the allegations in the OIP to be true as to GC China Turbine. 17 C.F.R. § 201.155(a).

Findings of Fact

GC China Turbine, Central Index Key No. 1380528, is a revoked Nevada corporation located in Wuhan, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $10,130,256 for the prior nine months. As of June 9, 2015, the company's stock (ticker symbol "GCHT") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to file timely periodic reports, GC China Turbine failed to heed a delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such a letter.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, GC China Turbine violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

GC China Turbine's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tools that

Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 & n.16 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent. GC China Turbine failed to file any periodic reports since 2011. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). GC China Turbine is culpable because it knew, or should have known, of its obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (stating that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, GC China Turbine forfeited an opportunity to show it made efforts to remedy its past violations or to offer any assurance against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of GC China Turbine's registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of GC China Turbine Corp. is REVOKED.[2]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one

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[2] This order applies to all classes of GC China Turbine's securities registered under Exchange Act Section 12, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

4

days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge